Joan S. Guilfoyle Senior Counsel 901 New York Avenue NW 3rd Floor East Washington, DC 20001-4432	Direct 202.524.8467 Main 202.618.5000 Fax 202.618.5001 jguilfoyle@loeb.com

January 9, 2024

Pearlyne Paulemon
Jeffrey Gabor
Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CO2 Energy Transition Corp. Amendment No. 1 to the Registration Statement on Form S-1 Filed March 17, 2023 File No. 333-269932

Dear Ms. Paulemon and Mr. Gabor:

On behalf of our client, C02 Energy Transition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), Amendment No. 2 to the above-referenced Registration Statement. The Staff previously indicated that they had no further comments on Amendment No. 1. Since its filing, the Company determined there was an accounting issue that needed to be resolved. Specifically, the Company determined that it had not been properly accounting for deferred offering costs. Amendment No. 2 reflects a restatement of the previously-filed financial statements as well as a change in the Company’s independent registered public accounting firm.

We understand that due to the time delay Amendment No. 2 may be reviewed as if it was an initial filing but any expediting of its review would be appreciated.

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Please call me at (202) 524-8467 if you have any additional questions.

Sincerely,

/s/ Joan S. Guilfoyle
Joan S. Guilfoyle
Senior Counsel

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